Weaver Tidwell Capital, LLC Exemption Report

Weaver Tidwell Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"') This Exemption Report was prepared as required by 17 C.F.R §240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 *(k):* [2i]

(2) The Company met the identified exemption precisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended May 31, 2016 without exception.

1 affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

David Sego
FINOP
Weaver Tidwell Capital. LLC

8/1/16
Date